Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Mission NewEnergy Limited

One Mission : One Energy : NewEnergy

ANNUAL REPORT 2018

Chairman’s/CEO’s Overview
03
Dear Valued Shareholders, on behalf of the Board of Directors, I present to you Mission NewEnergy’s Annual Report for 2018.

On 5 December 2016, the Company announced that it had entered into a Heads of Agreement to acquire the business operations of the AUS Group, a leading manufacturer of building materials products in Australia. The shares traded on the Australian Securities Exchange (ASX) were placed into voluntary suspension at that time. This transaction was anticipated to be completed via a reverse takeover, commonly known as an RTO and required AUS Group to complete a number of transaction condition precedents, including completing a pre-RTO funding round to meet immediate growth working capital requirements. On 19 January 2018 the Company terminated the agreement with AUS Group because they had been unable to fulfill the conditions precedent to complete the transaction.

The Company believes that it is a good candidate to undertake an RTO with an entity that meets the ASX compliance rules and continues to work with potential entities to complete an RTO.

The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. This asset is carried at a NIL value by the Group as the project has stalled.

Therefore, the Company is focused on maximizing shareholder value through a positive return from:

●
Undertaking an RTO with a suitable operating entity, and/or
●
looking for new business opportunities.

The Company continues to constantly evaluate the opportunities and challenges presenting themselves in order to act in the best interest of stakeholders.

Corporate Governance
With the challenging business and economic conditions the Board has continued to place a high emphasis on Corporate Governance to ensure appropriate, timely and considered decision making. Despite the challenges that the Group has faced, the Board has successfully stayed cohesive and committed to finding value for shareholders.

My heartfelt appreciation and thanks to my fellow directors and well-wishers for outstanding contributions and support that we always have come to rely upon time after time and a very special thanks to all our shareholders, business partners and associates for the support.

Dato’ Nathan Mahalingam
Chairman/ Chief Executive Officer

Mission New Energy Limited

Financial Report for the Year Ended

30 June 2018

DIRECTORS REPORT	5
1	Directors Details	7
2	Meetings of Directors	7
3	Insurance Premium Paid for Directors and Officers	7
4	Unissued Shares Under Option	7
5	Remuneration Report (Audited)	7
6	Principal Activities	11
7	Operating and Financial Review	11
8	Review of Operations	11
9	Financial Position	11
10	Dividends Paid or Recommended	11
11	Events Subsequent to Reporting Date	11
12	Significant Changes in State of Affairs	11
13	Likely Developments and expected results of operations	11
14	Proceedings on Behalf of the Company	11
15	Non Audit Services	11
16	Environmental Regulations	11
17	The Lead Auditor’s Independence Declaration	11
AUDITORS INDEPENDENCE DECLARATION	11
FINANCIAL STATEMENTS TABLE OF CONTENTS	12

DIRECTORS’ REPORT

Your Directors present their report on the Company and its controlled entities for the year ended 30 June 2018.

1.
 Directors Details

The name of Directors’ in office at any time during or since the end of the year are:

Dato’ Nathan Mahalingam	Executive Chairman (w.e.f. 14 June 2017) and Group Chief Executive Officer (Executive)
Qualifications	Bachelor of Economics (Hons.) (University of Malaya) and MBA (Murdoch University, Western Australia).
Experience
Mr Mahalingam has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start-up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia's largest privatised port and transhipment facility.
Board member since incorporation of the Company (17 November 2005).

Interests in shares and options	5,612,956 ordinary shares1
Special Responsibilities	Executive Chairman, Managing Director/Group Chief Executive Officer of the company.
Former Directorships in listed entities over the last 3 years	Nil

1 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Dato’ Mahalingam has a 34% interest in.

Mr Guy Burnett	Chief Financial Officer (Executive) and Company Secretary.
Qualifications	Member of the Institute of Chartered Accountants Australia
Experience
Mr Burnett, a Chartered Accountant, has been a Finance Professional in several large corporations. After finishing as a CA trainee and Audit manager, Mr Burnett joined Umgeni Water, a large corporatised water utility in South Africa, as its Financial Accountant. He was promoted to the position of Financial Controller in mid 1999. He left Umgeni in 2004 to migrate to Western Australia with his family.
Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations. Mr Burnett has also served on the Board of the Sorrento Surf Life Saving Club.
Board member since 6 April 2009.

Interests in shares and options	5,112,001 ordinary shares2
Former Directorships in listed entities over the last 3 years	Nil
Mr James Garton	Executive Director – Corporate Finance
Qualifications	Bachelor of Business Administration - Finance, Bachelor of Science – Economics and Master of Applied Finance
Experience
Mr. Garton has over 20 years experience in corporate finance, working in investment banking. Prior to his current role, James was has been Head of Corporate Finance and Mergers and Acquisitions for Mission since 2008. Mr. Garton joined Mission NewEnergy from U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to FBR Capital Markets, he worked in corporate finance and equity capital markets in Australian.
Board member since 1 July 2014.

Interests in shares and options	5,112,051 ordinary shares3
Special Responsibilities	Nil
Former Directorships in listed entities over the last 3 years	Nil

2 Held personally and indirectly through Mkhambathi Trust, a trust that Mr Burnett is a beneficiary of.
3 Held personally and indirectly through Yacht Bay Trust, a trust that Mr Garton is a beneficiary of.

2.
 Meetings of Directors

During the financial year, 4 meetings of Directors were held.

Attendance by each Director during the year were as follows:

			Committee Meetings
	Directors’ Meetings		Audit & Risk Management		Nomination & Remuneration Committee
	Directors’ Meetings		Committee
	A	B	A	B	A	B
Dato’ Nathan Mahalingam	4	4	2	2	-	-
Mr Guy Burnett	4	4	2	2	-	-
Mr James Garton	4	4	2	2	-	-

A - Number eligible to attend	B - Number attended

3.
 Insurance Premium Paid for Directors and Officers

The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report and the executive officers of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as Directors and officers of the Company, other than conduct involving a willful breach of duty in relation to the Company. Due to confidentiality clauses contained in the insurance policy the Limit of Liability and Premium paid has not been disclosed.

4.
 Unissued Shares Under Option

There are no unissued ordinary shares of Mission NewEnergy Ltd under option at the date of this report.

5.
 Remuneration Report (Audited)

This report details the nature and amount of remuneration for each Director of Mission NewEnergy Limited and for the key management personnel. As discussed below in this Directors report, the Group is desirous to undertake a reverse takeover of another operating business. Hence, in order to preserve funds, the Directors agreed to take no fees or salary with effect 30 November 2016, therefore the remuneration policy below is largely relevant under normal operating conditions.

The remuneration policy of Mission NewEnergy Limited is twofold:

●
To create a remuneration structure that will allow Mission NewEnergy to attract, reward and retain qualified Executives and Non-Executive Directors who will lead Mission NewEnergy in achieving its strategic objectives,
●
To provide and motivate the Executives and Non-Executive Directors with a balanced and competitive remuneration.

The specific objectives of the Executive Remuneration Policy are as follows:

●
To motivate executive management to manage and lead the business successfully and to drive strong long-term organisational growth in line with the Group’s strategy and business objectives,
●
To drive successful organisational performance by incorporating an annual performance incentive and establish longer-term performance objectives,
●
To further drive longer-term organisational performance through an equity-based reward structure,
●
To make sure that there is transparency and fairness in executive remuneration policy and practices,
●
To deliver a balanced solution addressing all elements of total pay [base-pay, incentive pay (cash and equity) and benefits],
●
To make sure appropriate superannuation arrangements are in place for executives, and
●
To contribute to appropriate attraction and retention strategies for executives.

The specific objectives of the Non-Executive Director remuneration policy are as follows:

●
To attract and retain appropriately qualified and experienced Directors,
●
To remunerate Directors fairly having regard to their responsibilities, including providing leadership and guidance to management,
●
To build sustainable shareholder value by encouraging a longer-term strategic perspective, by not linking fees to the results of the Mission NewEnergy Group of Companies,
●
The Non-Executive Directors do not receive performance based pay, and
●
The maximum annual aggregate Director’s fee pool limit is $500,000 and was approved by shareholders at a general meeting on 19 October 2009.
Base fees (excluding superannuation)	1 July 2017 to 30 June 2018	1 July 2016 to 30 June 2017
Chairman	NIL	$22,917
Deputy chairman	NIL	$14,583
Non-executive Board member	NIL	$14,583
Chairman of the Audit and Risk Committee	NIL	NIL
Chairman of the Nomination and Remuneration Committee	NIL	NIL

The Board of Mission NewEnergy Limited believes that the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the Group, as well as create goal congruence between Directors, executives and shareholders.

The Board’s policy for determining the nature and amount of remuneration for board members and senior executives of the Group is as follows:

Remuneration Governance

The remuneration policy, setting the terms and conditions for the Executive Directors and other senior executives, was developed by the Nomination and Remuneration Committee and approved by the Board.

All executives are entitled to receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.

During the current financial year no salaries or Directors fees were taken and hence there was no annual review of executive or Director packages.

Historically, the Directors and executives received a superannuation guarantee contribution (or equivalent) required by the relevant government authority and do not receive any other retirement benefits.

All remuneration paid historically to Directors and executives was valued at the cost to the Company and expensed. Shares given to Directors and executives were valued as the difference between the market price of those shares and the amount paid by the Director or executive.

In considering the Group’s performance and benefits for shareholder wealth, the Board have regard to the following indices in respect of the current financial year and the previous four financial years:

	2018	2017	2016	2015	2014
Revenue ($000)	2	8	42	7,271	9,684
PBIT before discontinued operations ($000)	(202)	(4,551)	(2,218)	4,187	(609)
Profit/(loss) after income tax - owners ($000)	(202)	(4,551)	(2,328)	28,357	(1,077)
Basic earnings/(loss) per share – owners ($)	(0.005)	(0.11)	(0.06)	0.91	(0.08)
Dividends	-	-	-	-	-
Share price ($)	0.0364	0.036	0.034	0.04	0.01

Current executive remuneration does not have a performance element included.

The Board policy is to remunerate Non-Executive Directors at market rates for time, commitment and responsibilities. The Nomination and Remuneration Committee determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice was not sought during the financial year. The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders at an Annual General Meeting and is allocated to each non-executive Director based on responsibility, which include the Chairman of the Board, Chairman of the Audit and Risk Committee and Chairman of the Nomination and Remuneration Committee. Fees for non-executive Directors are not linked to the performance of the Group.

4 Mission NewEnergy Ltd’s shares traded on the Australian Securities Exchange were placed into voluntary suspension on 5 December 2016 upon announcement of a prospective Reverse Take-Over. The shares are still in suspension at the date of this report.

Key Management Personnel

The Company has defined the following classes of people as key management personnel:

●
Executive Directors

Details of remuneration for the year ended June 2018

The remuneration for the key management personnel of the group during the year was as follows:

2018	Salary	Non-cash Benefits, including net annual leave	Long term Bonus	Share based payments	Post Employment Super Contribution	Total
	$	$	$	$	$	$
Dato’ Nathan Mahalingam	-	-	-	-	-	-
Mr. Guy Burnett	-	-	-	-	-	-
Mr. James Garton	-	-	-	-	-	-
TOTAL KEY MANAGEMENT PERSONNEL5	-	-	-	-	-	-

5 In order to preserve funds, the Directors have agreed to take no fees or salary with effect 30 November 2016.

2017	Salary	Non-cash Benefits, including net annual leave	Long term Bonus	Share based payments	Post Employment Super Contribution	Total
	$	$	$	$	$	$
Non-Executive Directors
Datuk Zain Yusuf6	22,916	-	-	-	-	22,916
Admiral (Ret) Tan Sri Anwar7	14,583	-	-	-	139	14,722
Mohd Azlan8	14,583	-	-	-	139	14,722
Total Non-executive Directors	52,082	-	-	-	278	52,360
Dato’ Nathan Mahalingam	104,167	-	-	-	-	104,167
Mr. Guy Burnett	87,948	4,353	-	-	8,709	101,010
Mr. James Garton	83,333	-	-	-	7,917	91,250
TOTAL KEY MANAGEMENT PERSONNEL	327,530	4,353	-	-	16,904	348,787

Employment contracts of Directors and senior executives

The Directors and senior executives do not have current employment agreements. With effect 30 November 2016, the Directors agreed to not draw fees or accrue a salary until the financial position of the Group supports such fees or salary. There is also no agreement by Mission NewEnergy Ltd to pay any pre-determined amounts in the event of termination and the Directors and senior executives have agreed they will not call on their annual leave entitlements until the group has a clear ability to pay.

6 Resigned wef 14 June 2017
7 Resigned wef 14 June 2017
8 Resigned wef 14 June 2017

Ordinary shares held by key management personnel

	Balance 01/07/2017	Acquired/Issued pursuant to retention plan	Disposed	Balance 30/06/2018

Dato’ Nathan Mahalingam9	5,612,956	-	-	5,612,956
Guy Burnett10	5,112,001	-	-	5,112,001
James Garton11	5,112,051	-	-	5,112,051
Total	15,837,008	-	-	15,837,008

No remuneration consultants were used during the current or previous financial year.

There were no loans to or from key management personnel during the reporting periods.

Voting and comments made at the company’s 2017 Annual General Meeting

Mission NewEnergy Ltd received more than 99% of “yes” votes on its remuneration report for the 2017 financial year. The Company did not receive any specific feedback at the AGM on its remuneration report.

End of Audited Remuneration report.

9 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Dato’ Mahalingam has a 34% interest in.
10 Held personally and indirectly through Mkhambathi Trust, a trust that Mr Burnett is a beneficiary of.
11 Held personally and indirectly through Yacht Bay Trust, a trust that Mr Garton is a beneficiary of.

6.
 Principal Activities

The principal activities of the Group during the financial year were:

●
100% share in M2 Capital Sdn Bhd (A Malaysian registered company) with a 20 % share in a 250,000 tpa Biodiesel Plant in Malaysia, with a carrying value of NIL. The asset is in care and maintenance;
●
Intention to undertake a Reverse Take Over (RTO) as the Company believes that it is a good candidate to undertake a RTO with an entity that meets the ASX compliance rules and continues to work with potential entities to complete a RTO. The planned RTO with Aus Group signed on 5 December 2016 and was terminated on 19 January 2018 because they had been unable to fulfill the conditions precedent to complete the transaction;
●
Other than the intention to undertake the Reverse Take Over, there were no other significant changes in the nature of the principal activities during the financial year.

7.
 Operating and Financial Review

Other income for the Group amounted to $1,524 (2017: $7,777). Net cash used in operating activities was $189,859 (2017: $978,724 used). The net loss of the Group amounted to $202,114 loss (2017: $4,550,604 loss).

8.
 Review of Operations

Corporate

On 5 December 2016, the Company announced that it had entered into a Heads of Agreement to acquire the business operations of the AUS Group, a leading manufacturer of building materials products in Australia. The shares traded on the Australian Securities Exchange (ASX) were placed into voluntary suspension at that time. This transaction was anticipated to be completed via a reverse takeover, commonly known as a RTO and required AUS Group to complete a number of transaction condition precedents, including completing a pre-RTO funding round to meet immediate growth working capital requirements. On 19 January 2018 the Company terminated the agreement with AUS Group because they had been unable to fulfill the conditions precedent to complete the transaction.

The Company believes that it is a good candidate to undertake an RTO with an entity that meets the ASX compliance rules and continues to work with potential entities to complete a RTO.

Biodiesel feedstock Segment

The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. The joint venture partners are Felda Global Ventures Holdings Berhad, the world’s largest palm oil producer, and Benefuels, a US based company with a ground breaking disruptive and patented technology process that allows refineries to be operated using substantially lower cost feedstock. This asset is carried at a NIL value by the Group as the project has stalled.

Capital Markets and Funding

There have been no Capital Market matters undertaken during the current financial year.

9.
 Financial Position

The Group realised an operating loss for the year ended 30 June 2018 of $202,114 loss (2017: $4,550,604 loss), with net cash used in operating activities of $189,859 (2017: $978,724 used). At reporting date, the current assets less current liability deficit was $4,926 (surplus of 2017: $192,768) and a net asset deficit of $4,926 (2017: $194,516 net assets).

10.
 Dividends Paid or Recommended

No dividends have been paid or declared for payment.

11.
 Events Subsequent to Reporting Date

Other than the matters mentioned in Section 8 above, there have been no significant subsequent events up until the date of signing this Financial Report.

12.
 Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

13.
 Likely Development and expected results of operations

The Company is focused on maximising stakeholder value by continuing to look at other opportunities and projects and continues to work with potential entities to complete a RTO. It is likely that the existing 20% share of the refinery joint venture will be divested on successful completion of a RTO.

14.
 Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

15.
 Non Audit Services

The Board of Directors, in accordance with advice from the audit and risk committee, is satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

●
All non-audit services are reviewed and approved by the audit and risk committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
●
The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for professional Accountants set by the Accounting Professional and Ethics Standards Board.

The Group’s auditors have not provided other assurance or non-assurance services during the year. Refer to Note 22 for details of amounts paid to the Group’s auditors during the year.

16.
 Environmental Regulations

Mission NewEnergy Ltd operations are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory in Australia.

17.
 The Lead Auditor’s Independence Declaration

The lead auditor’s independence declaration, in accordance with S307C of the Corporations Act 2001 for the year ended 30 June 2018 has been received and can be found on page 15 of the Directors’ Report.

Signed in accordance with a resolution of the Board of Directors.

Dato’ Nathan Mahalingam

Executive Chairman and Group Chief Executive Officer

Date: 21 September 2018

 AUDITORS INDEPENDENCE DECLARATION

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE OF WAYNE BASFORD TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor of Mission NewEnergy Limited for the year ended 30 June 2018, I declare that, to the best of my knowledge and belief, there have been:

1.
No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

2.
No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mission NewEnergy Limited and the entity it controlled during the period.

Wayne Basford
Director

BDO Audit (WA) Pty Ltd
Perth, 21 September 2018

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

 FINANCIAL STATEMENTS TABLE OF CONTENTS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS		14
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		16
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		17
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		19
CONSOLIDATED STATEMENT OF CASH FLOWS		20
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		21
HOW NUMBERS ARE CALCULATED		21
1	Nature of operations and general information	21
2	Basis of preparation	21
3	New, revised or amending Accounting Standards and Interpretations adopted	23
4	New Accounting Standards and Interpretations not yet mandatory or early adopted	23
5	Segment reporting	24
6	Expenses	25
7	Income Tax	26
8	Earnings per share	27
9	Cash and cash equivalents	27
10	Trade and Other Receivables	27
11	Trade and Other Payables	28
12	Provisions	28
13	Issued Capital	28
14	Cash Flow Information	29
GROUP STRUCTURE		30
15	Investments in subsidiaries, unconsolidated entities and associates	30
RISK		32
16	Critical Accounting Estimates and Judgments	32
17	Financial Instruments and Financial Risk Management	33
18	Capital Management	35
UNRECOGNISED ITEMS		36
19	Capital and Leasing Commitments	36
20	Contingent Liabilities and Contingent Assets	36
21	Events occurring after the reporting period	36
OTHER INFORMATION		37
22	Remuneration of Auditors	37
23	Related Parties	37
24	Parent entity information	37
25	Company Details	38
26	Authorisation of financial statements	38
Directors declaration		39
Independent Audit Report tomembers of Mission NewEnergy Ltd		40
Corporate Governance Report		44
Shareholder information		49

 CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED 30 JUNE 2018

	Note	2018	2017
		$	$
Other income		1,524	7,777
Total revenue and other income		1,524	7,777
Director and Employee benefits expense	6a	-	(467,220)
Net foreign exchange (losses)/gains		(4,095)	(10,874)
Consultants’ expenses		(6,663)	(13,017)
Regulatory expenses		(56,029)	(40,228)
Travel expenses		(1,990)	(66,488)
Rental expenses		(9,288)	(11,986)
Other expenses	6b	(121,090)	(298,617)
Depreciation and amortisation expenses		(1,898)	(487)
Impairment of investment in associate	16	-	(3,608,038)
Finance Costs		(2,450)	-
(Loss) before income tax		(201,979)	(4,509,178)
Income tax expense	7	(135)	(3,252)
(Loss) before associate accounted loss		(202,114)	(4,512,430)
Share of net (loss) of associate accounted for using the equity method	15	-	(38,174)
(Loss) for the year after tax		(202,114)	(4,550,604)
(Loss) attributable to:
Owners of Mission NewEnergy Ltd		(202,114)	(4,550,604)
Non-controlling interests		-	-
		(202,114)	(4,550,604)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE YEAR ENDED 30 JUNE 2018 Contd.
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic (loss) per share (dollars)	8	(0.005)	(0.11)
Diluted (loss) per share (dollars)	8	(0.005)	(0.11)
Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic (loss) per share (dollars)	8	(0.005)	(0.11)
Diluted (loss) per share (dollars)	8	(0.005)	(0.11)

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2018

	2018 $	2017 $
(Loss) for the year	(202,114)	(4,550,604)
Other comprehensive income
Items that may be realised through profit or loss:
Exchange differences on translating foreign operations	2,672	(20,146)
Other comprehensive (loss)/income for the period net of tax	2,672	(20,146)
Total comprehensive loss for the year	(199,442)	(4,570,750)
Attributable to non-controlling equity interests	-	-
Attributable to owners of the parent	(199,442)	(4,570,750)
Comprehensive (loss) from Continuing Operations	(199,442)	(4,570,750)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2018

	Note	2018	2017
		$	$
Current Assets
Cash and cash equivalents	9	195,601	387,840
Trade and other receivables	10	-	6,134
Other assets		4,078	3,751
Total current assets		199,679	397,725

Non-Current Assets
Property, plant and equipment		-	1,748
Total non-current assets		-	1,748
Total Assets		199,679	399,473
Current Liabilities
Trade and other payables	11	20,720	21,072
Short-term provisions	12	183,885	183,885
Total current liabilities		204,605	204,957
Net (Liabilities)/Assets		(4,926)	194,516

CONSOLIDATED STATEMENT OF FINANCIAL POSITION Contd.
	Note	2018	2017
		$	$
Equity
Issued capital	13	523,197	523,197
Reserves		1,187,325	1,184,653
Accumulated losses		(1,715,448)	(1,513,334)
Total Equity / (Deficit)		(4,926)	194,516

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2018
	Ordinary Share Capital	Retained Earnings/ (losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Total
	$	$	$	$	$
Balance as at 30 June 2016	523,197	3,037,270	150,000	1,054,799	4,765,266
Loss after income tax expense for the year	-	(4,550,604)	-	-	(4,550,604)
Other Comprehensive loss for the period	-	-	-	(20,146)	(20,146)
Total Comprehensive Loss		(4,550,604)		(20,146)	(4,570,750)
Transactions with owners in their capacity as owners	-	-	-	-	-
Balance as at 30 June 2017	523,197	(1,513,334)	150,000	1,034,653	194,516
Loss after income tax expense for the year	-	(202,114)	-	-	(202,114)
Other Comprehensive income for the period	-	-	-	2,672	2,672
Total Comprehensive Income/(Loss)	-	(202,114)	-	2,672	(189,590)
Transactions with owners in their capacity as owners	-	-	-	-	-
Balance as at 30 June 2018	523,197	(1,715,448)	150,000	1,037,325	(4,926)

‘The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

 CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2018

	Note	2018 $	2017 $
Cash Flows From Operating Activities
Payments to suppliers and employees		(191,255)	(983,190)
Interest received		1,524	7,718
Income tax paid		(128)	(3,252)
Net cash (used in) operating activities	14	(189,859)	(978,724)

Cash Flows From Investing Activities
Retention released		-	1,056,870
Payable associated with retention released		-	(1,056,870)
Net cash provided from investing activities		-	-

Cash Flows From Financing Activities
Net cash (used) by financing activities		-	-
Net (Decrease) In Cash And Cash Equivalents		(189,859)	(978,724)
Cash and cash equivalents at beginning of the financial year		387,840	1,400,538
Effects of exchange rate fluctuations of cash held in foreign currencies		(2,380)	(33,974)
Cash And Cash Equivalents At End Of Financial Year	9	195,601	387,840

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 HOW NUMBERS ARE CALCULATED

This section provides additional information about those individual line items in the financial statements that the Directors consider most relevant in the context of the operations of the entity, including:

(a) information and accounting policies that are relevant for an understanding of the items recognised in the financial statements. Accounting policies specific to an item of disclosure are included with that disclosure in these Financial Statements,

(b) analysis and sub-totals, including segment information,

(c) information about estimates and judgements made in relation to particular items.

1.
 Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

●
listed on the ASX (MBT). Currently the shares on the ASX are in voluntary suspension;
●
continues to work with potential entities to complete a RTO;
●
that has a 20% interest in an Associate owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia. The 20% interest investment is carried at NIL value as the project has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts.

2.
 Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB’s) (including Australian interpretations) issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

These accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs. All amounts shown are in Australian dollars ($A) unless otherwise stated.

Significant matters

Going concern

The Group incurred a net operating loss for the year ended 30 June 2018 of $202,114 loss (2017: $4,550,604 loss) and incurred net cash outflows from operating activities of $189,859 (2017: $978,724 used). At 30 June 2018 the Group had net a working capital deficit of $4,926 (2017 : 192,768 surplus). At 19 September 2018 the Group had a cash balance of $125,636 and payable liabilities of around $11,758 (excluding leave liability of $183,885, which the employees have agreed not to pay down unless the Group has sufficient cash resources to pay). The Group currently has no source of income and the cash balance is expected to be exhausted within 10 months based on the 2018/19 forecast profile prepared by management, unless the Group is able to secure a further source of funding.

The ability of the Group to continue as a going concern is dependent in the short term on completion of an RTO, securing an advance of funds from a potential RTO candidate or generation of cash from an equity placement.

These conditions indicate a material uncertainty that cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:

●
the Group has received confirmation from its employees and Directors that they have forgone all salary entitlements since 1 December 2016 and will not call on their annual leave entitlements until the Group has a clear ability to pay; and

●
management expects the Group will be able to secure funding from completion of a RTO or an alternative source.

Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.

Carrying value of investment in associate

The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company (see note 15). This project has stalled.

The Group’s investment in associate which is fully impaired (2017: fully impaired), please refer to note 15 and 16 for further information.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

●
Malaysian investments (20% investment in Associate) - Malaysian Ringgit
●
Other – Australian Dollar.

The Board of Directors approved this financial report on 21 September 2018.

3.
 New, revised or amending Accounting Standards and Interpretations adopted

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the AASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have a material impact on the financial performance or position of the consolidated entity.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

4.
 New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for period ended 30 June 2018. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

AASB 9 Financial Instruments

These amendments must be applied for financial years commencing on or after 1 January 2018. Therefore application date for the Company will be 1 July 2018.

AASB 9 addresses the classification, measurement and de-recognition of financial assets and financial liabilities, it also sets out new rules for hedge accounting. There will be no impact on the Company’s classification or measurement for financial assets and financial liabilities, currently the Group holds no financial instruments that would it would have paid the amortised cost for. The new hedging rules align hedge accounting more closely with the Company’s risk management practices. As a general rule it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation. Currently the Group does not enter into derivative contracts.

AASB 15 Revenue from Contracts with Customers

These amendments must be applied for annual reporting periods beginning on or after 1 January 2018. Therefore application date for the Company will be 1 July 2018.

An entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This means that our Associate once in production, will only recognize revenue when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently the case under IAS 18 Revenue.

AASB 16 Leases

AASB 16 eliminates the operating and finance lease classifications for lessees currently accounted for under AASB 117 Leases. It instead requires an entity to bring most leases onto its statement of financial position in a similar way to how existing finance leases are treated under AASB 117. An entity will be required to recognise a lease liability and a right of use asset in its statement of financial position for most leases.

There are some optional exemptions for leases with a period of 12 months or less and for low value leases. The application date of this standard is for annual reporting periods beginning on or after 1 January 2019. Due to the recent release of this standard, the group has not yet made a detailed assessment of the impact of this standard.

It is not expected that there will be any material impact on the financial statements when these amendments are adopted.

5.
 Segment reporting

Segment Report – 2018	Malaysia	Australia	Total
	2018 $	2018 $	2018 $
Revenue
Interest received	-	1,524	1,524
Total segment revenue	-	1,524	1,524
Depreciation and amortisation	(1,898)	-	(1,898)
Finance costs	-	(2,450)	(2,450)
Impairment of investment in associate	-	-	-
Other expenses	(31,490)	(167,665)	(199,155)
Segment result before tax	(33,388)	(168,591)	(201,979)
Income tax expense	(135)	-	(135)
Net (loss) for the year			(202,114)

Non-current Segment assets	-	-	-
Total Segment assets	9,844	189,835	199,679
Segment liabilities	(340)	(204,265)	(204,605)

Segment Report – 2017	Malaysia	Australia	Total
	2017 $	2017 $	2017 $
Revenue
Interest received	2,744	5,028	7,772
Other income	-	5	5
Total segment revenue	2,744	5,033	7,777
Employee benefits expense	(70,590)	(34,679)	(105,269)
Executive Directors benefits expense	(15,991)	(293,600)	(309,591)
Non-Executive Directors benefits expenses	-	(52,360)	(52,360)
Depreciation and amortisation	(487)	-	(487)
Impairment of investment in associate	(3,608,038)	-	(3,608,038)
Other expenses	(169,139)	(272,071)	(441,210)
Share of net loss of associate accounted for using the equity method	(38,174)	-	(38,174)
Segment result before tax	(3,899,675)	(647,677)	(4,547,352)
Income tax expense	(3,252)	-	(3,252)
Net (loss) for the year			(4,550,604)

Non-current Segment assets	1,748	-	1,748
Total Segment assets	40,499	358,974	399,473
Segment liabilities	(3,864)	(201,093)	(204,957)

Accounting Policies: Segment reporting
The Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.
Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.
Intersegment Transfers: There are no intersegment transfers.
Business and Geographical Segments: The Group had one key business segment, being biodiesel, which is located in Malaysia.

6.
 Expenses
	2018 $	2017 $
6a) Director and Employee benefits expense
Wages and Salaries	-	450,318
Contribution to defined contribution plans	-	16,902
	-	467,220
6b) Other expenses:
Audit fees	26,816	46,748
Computer maintenance & consumables	-	592
Communication expenses	7,976	14,725
Insurance costs	58,192	78,004
Legal fees	14,787	52,508
Due diligence costs	-	73,145
Other administrative costs	13,319	32,895
Total	121,090	298,617

7.
 Income Tax

	2018 $	2017 $
a. The components of tax expense comprise
Current tax	(135)	(3,252)
Deferred tax	-	-
	(135)	(3,252)
b. The prima facie tax on the (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting (loss) before tax	(201,979)	(4,509,178)
Prima facie tax (benefit on (loss) from ordinary activities before income tax at 27.5%	(55,544)	(1,352,753)
Adjusted for:
Tax effect of:
● losses not brought to account	55,409	1,349,501
	(135)	(3,252)
Add:
Over provision for income tax in prior year	-	-
Income tax attributable to entity	(135)	(3,252)

The applicable weighted average effective current tax rate is as follows:	0%	0%

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used and may be subject to continuity of ownership and business test.

At both period ends the Group has not recognised any current or deferred tax liabilities or assets.

Deferred tax assets on losses to a value of $2.9 million (2017: $2.8 million) to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$3.1 million (2017: A$3.1 million).

Accounting Policy: Income Tax
The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.
Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.
Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the Statement of profit or loss, except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.
Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.
The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

8.
 Earnings per share

a. Reconciliation of earnings to profit or loss
Earnings used in calculation of both ordinary and dilutive EPS	(202,114)	(4,550,604)
b. Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	(202,114)	(4,550,604)
c. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	40,870,275	40,870,275
Effect of:
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	40,870,275	40,870,275

Accounting policy: Earnings per share
Basic earnings per share are calculated by dividing the profit attributable to owners of the company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with the dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

9.
 Cash and cash equivalents

	2018 $	2017 $
Cash at bank and in hand	102,705	147,673
Short-term bank deposits	92,896	240,167
	195,601	387,840

See note 17, Financial Instruments, for information on risk exposures for cash and cash equivalents.

Accounting policy: Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

10.
 Trade and Other Receivables

	2018 $	2017 $
CURRENT
Other receivables	-	6,134
TOTAL	-	6,134

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of assumptions and estimates. Please refer to note 17 for a discussion around credit risk, provisioning and age analysis of financial assets.

11.
 Trade and Other Payables

CURRENT	2018 $	2017 $
Unsecured liabilities:
Trade payables	9,730	82
Sundry payables and accrued expenses	10,990	20,990
	20,720	21,072

12.
 Provisions

CURRENT
Provision for leave	183,885	183,885
	183,885	183,885
The group has received confirmation from its employees and Directors that they will not call on their annual leave entitlements until the group has a clear ability to pay.

13.
 Issued Capital

Fully paid ordinary shares (Issued and authorised)
	2018 Number	2018 $	2017 Number	2017 $
At the beginning of reporting period	40,870,275	523,197	40,870,275	523,197
Ordinary shares issued	-	-	-	-
At reporting date	40,870,275	523,197	40,870,275	523,197

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

There were no warrants, performance rights or options in existence at reporting date.

Accounting policy: Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

14.
 Cash Flow Information

Reconciliation of Cash Flow from Operations with (Loss) after Income Tax	2018 $	2017 $
(Loss) after income tax	(202,114)	(4,550,604)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	1,898	487
Share of net loss/(profit) of associate	-	38,174
Provision for employee benefits	-	(2,826)
Other non cash adjustments	-	4,436
Impairment of associate	-	3,608,038
Net cash (used in) operating activities before change in assets and liabilities	(200,216)	(902,295)

Change in assets and liabilities
Decrease in receivables	-	1,091
(Increase) / decrease in other assets	6,471	(4,691)
(Increase) in creditors and accruals	(377)	(87,870)
Foreign Currency Adjustments	4,263	15,041
	10,357	(76,429)

Cash (used in) operations	(189,859)	(978,724)

There were no non-cash investing activities during the reported periods.

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

 GROUP STRUCTURE

This section provides information which will help users understand how the group structure affects the financial position and performance of the group as a whole. In particular, there is information about:
● changes to the structure that occurred during the year as a result of business combinations and the disposal of a discontinued operation
● transactions with non-controlling interests and interests in joint ventures.
A list of subsidiaries is provided in note 15. This note also discloses details about the group’s equity accounted investments.

15.
 Investments in subsidiaries, unconsolidated entities and associates

(a) Subsidiaries

The Group’s subsidiaries at 30 June 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

		Percentage Owned (%)		Ownership interest held by non-controlling interests
	Country of Incorporation	2018	2017	2018	2017	Principal activities
A. Controlled Entities Consolidated
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biofuels Sdn Bhd	Malaysia	100	100	-	-	Administrative entity
M2 Capital Sdn Bhd	Malaysia	100	100	-	-	Holds 20% of FGV Green Energy SB
B. Associates
Felda Green Energy Sdn Bhd	Malaysia	20	20	80	80	Biodiesel refining

Set out below is the associate of the group as at 30 June 2018. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	Country of Incorporation	Percentage Owned (%)		Nature of relationship	Measurement method	Carrying amount ($)
		2018	2017			2018	2017
FGV Green Energy Sdn Bhd	Malaysia	20	20	Associate	Equity method	-	-

Summarised statement of comprehensive income	FGV Green Energy Sdn Bhd
	2018	2017
(Loss)/Profit from operations	(194,886)	(354,842)
The Groups share of (Loss)/profit from operations	-	(38,174)

Summarised statement of financial position	FGV Green Energy Sdn Bhd
	2018	2017
Cash and cash equivalents	16,496	74,158
Other current assets	85,209	230,602
Non-current assets	37,852,240	33,125,295
Current liabilities	(21,967,251)	(18,775,207)
Non-current financial liabilities	-	-
Net Assets	15,986,694	14,654,848

Accounting policy: Principles of Consolidation
The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd. A list of controlled and associate entities with details of acquisitions and disposals is contained in this note. All controlled entities have a 30 June financial year-end. The Associate company has a 31 December year end.
All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.
Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.
Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.
Foreign Currency Transactions and Balances
Functional and presentation currency
The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.
Transaction and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.
Exchange differences arising on the translation of monetary items are recognised in the Statement of profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.
Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the Statement of Profit or Loss.
Group companies
The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:
● assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
● income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and
● retained earnings are translated at the exchange rates prevailing at the date of the transaction.
Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss in the period in which the operation is disposed.

 RISK

This section of the notes discusses the groups exposure to various risks and shows how these could affect the Groups financial position and performance.

16.
 Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2018. During the twelve months ended 30 June 2018 management reviewed its estimates in respect of:

Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Investments in subsidiaries

Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 24: Parent Information for further details.

Investments in associates/Non-Current Assets held for sale

The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. Investments in associates held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable.

During the prior financial year the Group announced an intention to undertake a Reverse Take Over (refer to the Director’ Report for further details). Under the RTO arrangement the Group was required to dispose of the shares held in the Associate Joint Venture Company. The accounting standards require assets held for sale to be separately disclosed on statement of financial position with the value of the investment into the joint venture company to be accounted for at the lower of carrying value or fair value less costs to sell.

In assessing the carrying value of the investment, the following factors were considered by the Directors:

o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.

Given that the Group had entered into this agreement in December 2016 which required the sale of its 100% stake in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment, however continues to actively seek buyers. Accordingly the Directors deemed it prudent to impair the carrying value of the investment to NIL during the prior financial year. Should the Group sell the refinery an impairment reversal is expected to be recognised in the financial records of the Group. As the project remains stalled at 30 June 2018, the carrying value is retained at NIL.

	2018	2017
	$	$
Impairment of investment in associate	-	3,608,038
	-	3,608,038

17.
 Financial Instruments and Financial Risk Management

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, other financial assets and accounts payable.

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented. In addition the group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.

As at 30 June 2018 and 30 June 2017 the group held the following financial instruments:

	2018 $	2017 $
Financial assets
Cash and cash equivalents	195,601	387,840
Receivables (Current)	-	6,134
Financial liabilities
Trade and other payables	20,720	21,072

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Interest rate risk

Interest rate risk is managed with floating rate deposits.

Group sensitivity

At 30 June 2018, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

●
Effect on post tax profit – A$NIL lower/higher (2017: A$ Nil lower/higher)

●
Equity would have been – A$NIL lower/higher (2017: A$ Nil lower/higher)

Foreign currency risk

The Group holds its 20% share of the refinery through a number of international subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, and the translation of results from the international subsidiaries. The foreign exchange exposures are primarily to the Malaysian Ringgit and the US dollar.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2018, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$11,238 lower / A$9,194 higher (2017: A$6,229 lower/ A$ 18,624 higher)

Profit and Loss would have been – A$11,238 lower / A$9,194 higher (2017: A$6,229 lower/ A$ 18,624 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

The following table sets out the credit quality of financial assets:

	2018 $	2017 $
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+ (Australian)	189,836	358,974
P-2 (Malaysia)	5,765	28,866
	195,601	387,840
Receivables
Counterparties without external credit rating
Group 1	-	6,134

Commodity Risk

As there was no inventory held as at 30 June 2018, the Group has no direct exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate
	2018	2017	2018	2017
	$		$%	%
Financial Assets:
Cash and cash equivalents	195,601	387,840	1.02	1.28
Loans and Receivables	-	6,134	-	-
	195,601	393,974

Current liabilities	204,605	204,957

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained to meet known liabilities. The Group has no current source of income and has negotiated with key management personnel to not take salaries or Directors fees.

Accounting policy: Financial Instruments
Recognition
Financial instruments are initially measured at fair value on trade date, which includes transaction costs (except where the instrument is classified as ‘fair value through profit or loss’ in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

18.
 Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the stage that the business is in, managements approach would be to fund the business with equity where required. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group has no debt and capital includes ordinary share capital, supported by financial assets.

 UNRECOGNISED ITEMS

This section of the notes provides information about items that are not recognised in the financial statements as they do not (yet) satisfy the recognition criteria.

19.
 Capital and Leasing Commitments

The group has no operating lease or capital expenditure commitments.

20.
 Contingent Liabilities and Contingent Assets

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2018.

21.
 Events occurring after the reporting period

There have been no significant subsequent events up until the date of signing this Financial Report.

 OTHER INFORMATION

This section of the notes includes other information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the financial statements.

22.
 Remuneration of Auditors

	2018 $	2017 $
Audit services
Remuneration of the auditor of the parent entity for:
● auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	26,816	36,837

23.
 Related Parties

During the period a subsidiary in the Group leased a portion of office space from a company owned by the Chief Executive Officer at a cost of around A$650 per month. The lease is on a month to month basis.

There were no other transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

Key management personnel compensation

	2018 $	2017 $
Short-term employee benefits	-	331,883
Post-employment benefits	-	16,904
	-	348,787

Detailed remuneration disclosures are provided in the remuneration report on pages 5 to 11.

24.
 Parent entity information

	2018	2017
Information relating to Mission NewEnergy Limited:	$	$
Current assets	189,835	358,974
Non-current assets	-	-
Total assets	189,835	358,974
Current liabilities	(204,265)	(201,093)
Total liabilities	(204,265)	(201,093)
Net asset surplus / (deficit)	(14,430)	157,881
Issued capital	418,635	418,635
Opening Retained Profit / (Loss)	(410,755)	3,957,431
Share based payments reserve	150,000	150,000
Total shareholders’ equity/deficit	(157,880)	(4,526,066)
(Loss) of the parent entity during the year	(172,310)	(4,368,185)
Total shareholders’ equity deficit/(surplus)	14,430	(157,881)

	2018 $	2017 $
Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2018.

25.
 Company Details

The registered office of the company is: Mission NewEnergy Limited, Unit B9, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy LimitedHead Office Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008, Australia.
Malaysia	Mission Biofuels Sdn Bhd M2 Capital Sdn Bhd No 5E Nadayu 28 Dagang Jalan PJS 11/7 Bandar Sunway 47500 Subang Jaya Selangor, Malaysia

26.
 Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2018 (including comparatives) were approved by the Board of Directors on 21 September 2018.

Dato’ Nathan Mahalingam
Director

 Directors’ Declaration

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

1.
In the opinion of the Directors of Mission NewEnergy Limited (the company):

a.
The consolidated financial statements and notes are in accordance with the Corporations Act 2001, including:
I.
giving a true and fair view of the financial position of the Group as at 30 June 2018;
II.
and of it’s performance, for the financial year ended on that date, and
III.
complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001; and
IV.
The financial report also complies with International Financial Reporting Standards and other mandatory professional reporting requirements as disclosed in note 2.
b.
there are reasonable grounds to believe that Mission NewEnergy Ltd will be able to pay its debts as and when they become due and payable
2.
The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Group Chief Executive Officer and Chief Finance Officer for the financial year ended 30 June 2018.

This declaration is made in accordance with a resolution of the Board of Directors.

Dato’ Nathan Mahalingam
Executive Chairman and Group Chief Executive Officer

Dated: 21 September 2018

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR'S REPORT
To the members of Mission NewEnergy Limited
Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Mission NewEnergy Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2018, the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial report, including a summary of significant accounting policies and the directors’ declaration.

In our opinion the accompanying financial report of the Group, is in accordance with the Corporations Act 2001, including:
(i) Giving a true and fair view of the Group’s financial position as at 30 June 2018 and of its financial performance for the year ended on that date; and
(ii) Complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion
We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern
We draw attention to Note 2 in the financial report which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realise its assets and discharge its liabilities in the normal course of business. Our opinion is not modified in respect of this matter.

 BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licensees

Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Valuation of Investment in Associate
Key audit matter	How the matter was addressed in our audit

As disclosed in Note 16, the carrying amount of the
investment in associate asset held for sale remains at nil
at 30 June 2018.

Given the complexity and judgmental estimates used in
determining the recoverable amount of the asset, we
consider this area to be a key audit matter.

Our procedures included, but were not limited to:
● Evaluating the Group’s assumptions and estimates used to determine the recoverable amount of the asset;
● Obtaining an update from management regarding progress of the sale of the Group’s 20% interest in the associate;
● Discussing with management the current status and activities of the refinery project;
● Reviewing the financial report of the associate to confirm no development of the project; and
● Assessing the completeness and adequacy of the disclosures made in note 16 to the financial report.

Other information
The directors are responsible for the other information. The other information comprises the information contained in directors’ report for the year ended 30 June 2018, but does not include the financial report and our auditor’s report thereon, which we obtained prior to the date of this auditor’s report, and the annual report, which is expected to be made available to us after that date.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to the directors and will request that it is corrected. If it is not corrected, we will seek to have the matter appropriately brought to the attention of users for whom our report is prepared.

Responsibilities of the directors for the Financial Report
The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the Financial Report
Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website (http://www.auasb.gov.au/Home.aspx) at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf

This description forms part of our auditor’s report.

 Report on the Remuneration Report
Opinion on the Remuneration Report
We have audited the Remuneration Report included in pages 5 to 11 of the directors’ report for the year ended 30 June 2018.

In our opinion, the Remuneration Report of Echo Resources Limited, for the year ended 30 June 2018, complies with section 300A of the Corporations Act 2001.

Responsibilities
The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

BDO Audit (WA) Pty Ltd

Wayne Basford
Director
Perth, 21 September 2018

Corporate Governance Report

The Board of Directors of Mission NewEnergy Limited (Mission) is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable and to take into account the interests of other stakeholders including clients, employees, suppliers and the community as a whole.

This Statement reflects our Corporate Governance policies and initiatives as at 21September 2018 and was approved by the Board of Directors on that date.

In accordance with the Australian Securities Exchange (ASX) third edition Corporate Governance Council’s (“CGC”) “Principles of Good Corporate Governance and Best Practice Recommendations” the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed together with the reasons for the departure.

The Company’s corporate governance practices were in place throughout the year and are compliant, unless otherwise stated, with the ASX Corporate Governance Council’s principles and recommendations, which are noted below.

Principle 1.	Lay solid foundations for management and oversight
Principle 2.	Structure the Board to add value
Principle 3.	Act ethically and responsibly
Principle 4.	Safeguard integrity in financial reporting
Principle 5.	Make timely and balanced disclosure
Principle 6.	Respect the rights of security holders
Principle 7.	Recognise and manage risk
Principle 8.	Remunerate fairly and responsibly

The Board has developed policies and practices consistent with the ASX Recommendations, with such adjustments as the Board believes are appropriate for the particular circumstances of the Company. Consistent with these policies, a summary of the corporate governance policies and practices adopted by Mission is set out below.

Role of the Board of Directors
The Board of Mission is responsible for setting the Company’s strategic direction and providing effective governance over Mission’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximising shareholder value. The Board's key responsibilities are to:

chart the direction, strategies and financial objectives for Mission and monitor the implementation of those policies, strategies and financial objectives;

keep updated about the Group’s business and financial status;

provide oversight and monitor compliance with regulatory requirements, ethical standards, risk management, internal compliance and control, code of conduct, legal compliance and external commitments;

appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Group Chief Executive Officer, the Company Secretary and the Chief Financial Officer;

exercise due care and diligence and sound business judgment in the performance of those functions and responsibilities;

ensure that the Board continues to have the mix of skills and experience necessary to conduct Mission's activities, and that appropriate Directors are selected and appointed as required, and

The Group has a formal process to educate new directors about the nature of the business, current issues, the corporate strategy, the culture and values of the Group, and the expectations of the Group concerning performance of the directors. In addition, Directors are also educated regarding meeting arrangements and Director interaction with each other, senior executives and other stakeholders. Directors also have the opportunity to visit Group facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skill and knowledge.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with Mission's Constitution, the Board delegates responsibility for the day–to–day management of Mission to the Group Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

On 15 June 2017 the Company announced that in line with the current limited Group operations, the three non-executive Directors at the time resigned. During the financial year ended June 2018, the Board was comprised of 3 directors, all of whom were non-independent executive Directors. Details of each director’s skills, expertise and background are contained within the directors’ report included with the company’s annual financial statements. The Board considers the mix of skills and the diversity of Board members when assessing the composition of the Board. The Board assesses existing and the potential Director’s skill to ensure they have appropriate industry expertise in the Group’s operating segments.

The following table sets out the mix of skills and diversity that the Board had during the financial year:

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

No# of Directors
Expertise

CEO/CFO/Senior Exec	3
Legal	-
Financially Knowledgeable	3
Information Technology	1
Government/Public Sector	3
Other For Profit Listed company Directorships	-
Financial Expert	2
Mergers and Acquisitions	3

Competencies

Strategic Leadership	1
Vision and Mission	3
Networking	3
Governance	3

Independence, in this context, is defined to mean a non–executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Directors’ ability to act in the best interests of Mission. The definition of independence in ASX Recommendation 2 is taken into account for this purpose. In Missions instance, for the financial year the three Directors were executive Directors, and non-independent due to material holdings of the groups ordinary shares.

Following the resignations in June 2017, Dato’ Swaminathan Mahalingam took the role of Executive Chairman.

Apart from the Managing Director, Mission's Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re–elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re–election. A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Mission but is eligible for re–election at that meeting.

Under Mission's Constitution, voting requires a simple majority of the Board. The Chairman does not hold a casting vote.

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Board Diversity

The Board has a formal diversity policy which states that Mission NewEnergy Limited is committed to embedding a corporate culture that embraces diversity through;


Recruitment on the basis of competence and performance and selection of candidates from a diverse pool of qualified candidates,

Maintaining selection criteria that does not indirectly disadvantage people from certain groups,

Provide equal employment opportunities through performance and flexible working practices,

Maintain a safe working environment and supportive culture by taking action against inappropriate workplace and business behaviour that is deemed as unlawful (discrimination, harassment, bullying, vilification and victimisation),

Promote diversity across all levels of the business,

Undertake diversity initiatives and measuring their success,

Regularly surveying our work climate,

The Board of Directors establishing measurable objectives in achieving gender diversity.
Since the Company’s incorporation, given its cross-jurisdictional operations in Australia and Malaysia, a diversity practice was naturally in place during the majority of the financial year. All members of the Board were and are male. The Board continues to review the gender diversity goals of the Group, but given the Group wide restructure that has been undertaken and the reduction in operations, no changes are currently deemed appropriate.

Board and management effectiveness

Responsibility for the overall direction and management of Mission, its corporate governance and the internal workings of Mission rests with the Board, notwithstanding the delegation of certain functions to the Group Chief Executive Officer and management generally (such delegation effected at all times in accordance with Mission’s Constitution and its corporate governance policies). The Board has access, at the company’s expense, to take independent professional advice after consultation with the Chairman.

Historically an annual evaluation procedure in relation to the Board, individual Directors and Company executives was completed during the year. Due to the limited operations, an evaluation was not undertaken in this past financial year. Historically, the evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each Board Member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual Director was required to self assess his performance and discuss the results with the Chairman. Individual Directors’ performance is evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things). A similar process for review of committees was undertaken during the 2015/16 financial year.

To ensure management, as well as Board effectiveness, the Remuneration and Nomination Committee has direct responsibility for evaluating the performance of the Group Chief Executive Officer and other executives. During the year the Nomination and Remuneration Committee did not undertake a review of management effectiveness.

Internal control, risk management and financial reporting

The Board has overall responsibility for Mission's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Management Committee (see the Audit and Risk Management Committee). The Board regularly receives information about the financial position and performance of Mission. For annual and half-yearly accounts released publicly, the Group Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

●
the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and

●
that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

In addition, management has reported to the Board on the effectiveness of the Company’s management of its material business risks.

Internal audit

The Audit and Risk Committee reviews all external audit items raised and provides guidance where appropriate or required. Due to the current size and nature of operations within the Group, no internal audit function currently exists. The Audit and Risk Committee regularly reviews and evaluates the effectiveness of the organisations key risk areas and risk mitigation practices through a review of information provided by Executive management and extensive discussion during meetings.

The companies risk management policy is included in the Corporate Governance section of the Company’s website. This policy was not reviewed during the financial year due to the limited operations within the Group.

Committee’s of the Board of Directors
During the financial year, the Board had established two permanent Board committees to assist the Board in the performance of its functions:
●
the Audit and Risk Management Committee; and
●
the Remuneration and Nomination Committee.

Each committee has a charter, which sets out the Committee's purpose and responsibilities. The Committees are described further below.

The names of the members during the financial year of the two committees are set out in the Directors’ report contained within the Company’s annual financial statements.

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:

●
Mission's financial reporting, internal control structure and risk management systems’;

●
the internal and external audit functions; and

●
Mission's compliance with legal and regulatory requirements in relation to the above.

The Audit and Risk Management Committee has specific responsibilities in relation to Missions' financial reporting process; the assessment of accounting, financial and internal controls; the appointment of the external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.

During the financial year the Audit and Risk Management Committee comprised the three Executive Directors that had diverse and complementary backgrounds. The Chairman and members of the Audit and Risk Management Committee were not independent non–executive Directors due to the current limited Group operations.

Economic, environmental and social sustainability risks
The Audit and Risk committee discusses the various economic, environmental and social responsibilities that face the organisation.  As part of meetings, the committee identifies the key risks in each of these areas, reviews and updates it treatment towards them. The Board believes that the Group has adequate systems in place for the management of its economic, environmental and social responsibilities.  Below outlines the key risk to the Group in each category of risk, as identified by the Audit & Risk Committee:

Risk	Consequence	Treatment Plan	Treatment Status
Economic: Insufficient financial resources to get to a point when the Group has positive cash flow from operations.	Major	Ensure adequate cash flow to support the business. Forward cash flow planning and review of opportunities to generate cash and funding for the group.	Under continual management review with implementation of appropriate actions.
Economic:
In Q4 2016, the Group announced an intention to make a material acquisition and under the associated ASX listing rules the Groups ordinary shares were placed into suspension form trading on the ASX. This proposed acquisition was terminated in January 2018. There is a risk that the Group may not re-attain its ASX listed status.
	Major	The Company will continue to seek an appropriate acquisition as and when one may become available.	Under continual management review with implementation of appropriate actions where possible and within our ability to influence.
The Company’s only existing asset capable of generating a return is its investment of 20% in an associate company, which owns a biodiesel refinery. This refinery is not operating and the project has stalled. There is a risk that this project may never start and generate positive returns and if it does start, there is a risk that it may generate less than expected returns due to adverse financial conditions (including commodity, interest rate, liquidity and foreign exchange risk), insufficient profitability to meet costs, operating risks, policy and legislative changes and hurdles (including subsidies), environmental, intellectual property and technical issues resulting from the retrofit currently underway.

Only having a 20% stake in the refinery limits our ability to influence the financial and operating procedures of this associate company and therefore manage these risks.
Major
We have one Board member on the Associate company Board. Through this Board membership we can monitor status of the project. In future if the associate becomes fully operational we will monitor operations and financial results and recommend corrective actions where possible and within our ability to influence.
Under continual management review with implementation of appropriate actions where possible and within our ability to influence.
Environment: We are exposed to environmental risks, such as waste water regulations, spills and changes to environmental legislation through our 20% stake in the refinery.	Major	Through our Board membership on the Associate Company we can monitor environmental considerations and recommend corrective actions where possible and within our ability to influence.	Under continual management review with implementation of appropriate actions where possible and within our ability to influence.
Social: Through our 20% stake in the refinery in Malaysia, we are exposed to social risks including the ability to attract and keep critical talent.	Minor	Through our Board membership on the Associate Company we can monitor the corporate social programs and strategies to address social matters.	Under continual management review with implementation of appropriate actions where possible and within our ability to influence.

The company is also registered with the United States Securities and Exchange Commission and lodges a Form 20F Annual Report whereby the format of the report includes extensive disclosure based on the risk categories of:
●
Risks relating to our Business,
●
Risks relating to our Industry,
●
Risks relating to our Strategy,
●
Risks relating to our Ordinary Shares, and
●
Risks relating to Takeovers.

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of Directors and the compensation of the Company's executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

●
ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and
●
establish transparent and coherent remuneration policies and practices, which will enable Mission to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.
During the financial year the Remuneration and Nomination Committee comprised three Executive Directors. The Chairman and members of the Nomination and Remuneration Committee were not independent non–executive Directors due to the current limited Group operations. Due to the limited operations of the Company, this committee did not meet during the financial year.
The remuneration policy which sets out the terms and conditions for the Managing Director/Group Chief Executive Officer and other senior executives is set out in the Remuneration Report included in the Directors’ Report contained within the Company’s annual report. The Directors and senior executives do not have current employment agreements. With effect 30 November 2016, the Directors agreed to not draw fees or accrue a salary until the financial position of the Group supports such fees or salary.

Timely and balanced disclosure

Mission is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Mission recognises its continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and coordinating disclosure of that information where required by the ASX Listing Rules.

The Policy also identifies authorised Company spokespersons and the processes Mission has adopted to communicate effectively with its shareholders. In addition to periodic reporting, Mission will ensure that all relevant information concerning the Company is placed on its website.

Ethical and responsible decision–making
Code of Conduct
The Board has created a framework for managing the Company including internal controls, business risk management processes and appropriate ethical standards.

The Board has adopted practices for maintaining confidence in the Company's integrity including promoting integrity, trust, fairness and honesty in the way employees and Directors’ conduct themselves and Mission’s business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and Directors of Mission.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Mission's commitment to ensuring awareness of the insider trading laws, and that employees and Directors’ comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the balance date of the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Mission's securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

The Board undertakes and annual review of all key Corporate Governance policy documents.

Other Information

Mission NewEnergy Limited has included on its website (www.missionnewenergy.com) full details of its corporate governance regime.

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

SHAREHOLDER INFORMATION

Twenty largest shareholders as at 16 October 2018

Rank	Name	Units	%
1	Cede And Co.	9,045,684	22.13%
2	Swaminathan Mahalingam	5,612,956	13.73%
3	Mr James Garton	5,112,051	12.51%
4	Mr Guy Burnett	5,112,001	12.51%
5	Kajaintharan Sithambaran	5,000,000	12.23%
6	Mr Mohd Azlan Mohammed	2,500,000	6.12%
7	Mr Mohamed Nizam Abdul Razak	2,500,000	6.12%
8	Nadaraja Muthu	1,417,860	3.47%
9	Citicorp Nominees Pty Limited	1,272,602	3.11%
10	Benjamath Pty Ltd	655,107	1.60%
11	Hsbc Custody Nominees (Australia) Limited	387,250	0.95%
12	Ms Sarah Lim	185,231	0.45%
13	Ordost Pty Ltd	120,000	0.29%
14	Merrill Lynch (Australia) Nominees Pty Limited	113,017	0.28%
15	Fan Balancing & Service Pty Limited	109,983	0.27%
16	Ms Vicki Anne Appleton	103,000	0.25%
17	Mr Craig John Hastings Smith & Ms June Robin Gunning	102,679	0.25%
18	Mr Michael Sean Hobbs & Ms Ann Kelly	100,000	0.24%
19	Mr King Chong Chai & Mr Jen Chiew Chai	100,000	0.24%
20	John Maait Super Pty Ltd	94,324	0.23%
Total		39,643,745	97.00%
Balance of register		1,226,530	3.00%
Grand Total		40,870,275	100.00%

Range	Securities	%	No. of holders
100,001 and Over	39,349,421	96.28	20
10,001 to 100,000	1,047,442	2.56	30
5,001 to 10,000	245,737	0.60	29
1,001 to 5,000	137,310	0.34	54
1 to 1,000	90,365	0.22	598
Total	40,870,275	100.00	731

There were 690 holders of 577,194 ordinary shares which were less than a marketable parcel of ordinary shares.
Voting rights
Ordinary fully paid shares carry voting rights of one vote per share.

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Substantial holders
The names of the substantial shareholders in the holding company’s register at 16 October 2018 are set out below:

Name	Units
Nathan Mahalingam And Mission Equities Sdn Bhd	5,612,956
James Garton And Yacht Bay Trust	5,112,051
Guy Burnett And Mkhambathi Pty Ltd	5,112,001
Kajaintharan Sithambaran	5,000,000
Mr Mohd Azlan Mohammed	2,500,000
Mr Mohamed Nizam Abdul Razak	2,500,000

Share Registry
Link Market Services Limited
Level 12, QV 1 Building
250 St Georges Terrace
Perth WA 6000
Telephone: 1300 554 474
Email: registrars@linkmarketservices.com.au